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                         March 16, 2023

       Steven Powell
       President and Chief Executive Officer
       Southern California Edison Company
       2244 Walnut Grove Avenue
       (P.O. Box 800)
       Rosemead, California 91770

                                                        Re: Southern California
Edison Company
                                                            SCE Recovery
Funding LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed March 15,
2023
                                                            File Nos.
333-270543 and 333-270543-01

       Dear Steven Powell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Meeks at 202-551-7146 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Structured Finance